Notice Document

Top Plus · Top Tradition · Investar Vision/Top Spectrum · Top 1 ·
Flexible Premium Combination Annuity ·
Annual Payment Combination Variable Annuity

Issued by
The Ohio National Life Insurance Company
Through
Ohio National Variable Accounts A and B

May 1, 2023

This Notice Document summarizes certain key features of Top Plus; Top Tradition; Investar Vision/Top Spectrum; Top 1; Flexible Premium Combination Annuity; and Annual Payment Combination Variable Annuity, each an individual, flexible premium variable annuity contract. The contract is issued by The Ohio National Life Insurance Company. The Notice Document also provides a summary of contract features that have changed since April 29, 2022.

You can find other information about the Top Plus; Top Tradition; Investar Vision/Top Spectrum; Top 1; Flexible Premium Combination Annuity; and Annual Payment Combination Variable Annuity contracts online at Ohionational.com/variableproducts. You can also obtain this information at no cost by calling 888.925.6446 or by sending an email request to AnnuityService@constellationinsurance.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for Funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from The Ohio National Life Insurance Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from The Ohio National Life Insurance Company electronically by visiting constellationinsurance.com, logging into your account and electing e-delivery.

You may elect to receive all future reports in paper free of charge. You can inform The Ohio National Life Insurance Company that you wish to continue receiving paper copies of your shareholder reports by contacting us at 888.925.6446. Your election to receive reports in paper will apply to all Funds available under your contract.

Form V-4826-UN

Glossary

Contract Value — Contract Value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in the Fixed Accumulation Account or a DCA account.

DCA — Dollar cost averaging.

Fund — A mutual fund in which subaccount assets may be invested. See Appendix A.

Ohio National Life — The Ohio National Life Insurance Company, the depositor of the contract.

Subaccount — A subdivision of VAA or VAB. The assets of each subaccount are invested in a corresponding available Fund.

Surrender — To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge or other charges.

Valuation Period — The period of time from one determination of variable subaccount unit and annuity unit values to their next determination. A valuation period usually ends at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

VAA or VAB — Ohio National Variable Accounts A and B, a separate account of Ohio National Life consisting of assets segregated from Ohio National Life’s general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.

We, Us, Our — We, us and our refer to Ohio National Life.

You — You means the owner(s) of the contract or the last surviving owner’s estate if all owners are deceased.

Form V-4826-UN

Summary of Contract Features That Have Changed

The information in this Notice Document is a summary of certain contract features that have changed since April 29, 2022. This may not reflect all of the changes that have occurred since you entered into your contract.

Availability of Funds

●	On May 20, 2022, ONLIC, VAA and VABA substituted the following Existing Portfolio with the Replacement Portfolio as shown below:

Existing Portfolio	Replacement Portfolio
Franklin Multi-Asset Dynamic Multi-Strategy VIT (Class I)	ON Risk Managed Balanced Portfolio

●	On October 14, 2022, the ON iShares Managed Risk Moderate Growth Portfolio and ON iShares Managed Risk Growth Portfolio became available investment options.

●	On October 14, 2022, ONLIC, VAA and VABA substituted the following Existing Portfolios with the Replacement Portfolios as shown below:

Existing portfolio	Replacement Portfolio
Fidelity® VIP Contrafund® Portfolio (Service Class 2)	ON BlackRock Advantage Large Cap Growth Portfolio
TOPS® Managed Risk Balanced ETF Portfolio (Class 2 shares)	ON iShares Managed Risk Balanced Portfolio
TOPS® Managed Risk Growth ETF Portfolio (Class 2 shares)	ON iShares Managed Risk Growth Portfolio
TOPS® Managed Risk Moderate Growth ETF Portfolio (Class 2 shares)	ON iShares Managed Risk Moderate Growth Portfolio

●

On or about April 28, 2023, the PSF PGIM Jennison Focused Blend Portfolio and PSF PGIM Jennison Growth Portfolio will no longer be available investment options to clients who do not currently have value allocated to them.

●

On or about May 1, 2023, the following Target Portfolios will no longer be available investment options and will reorganize into the corresponding Acquiring Portfolios. Additionally, the Acquiring Portfolios will become available investment options to clients that have value allocated to the Target Portfolios at the time of the reorganization.

Target Portfolio	Acquiring Portfolio
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund

Fee Changes

The following shows the minimum and maximum total operating expenses deducted from the assets of the Funds (before any fee waiver or expense reimbursement) during the year ended December 31, 2022:

Annual Fee	Minimum	Maximum
Investment options (Fund fees and expenses)	0.34%	1.80%

Other Fund Changes

●

As of May 9, 2022: the Franklin Allocation VIP Fund added Brandywine Global Investment Management, LLC as a sub-adviser. Additionally, as of June 13, 2022, Western Asset Management Company, LLC and Western Asset Management Company Limited were also added as sub-advisers.

●

As of August 19, 2022: the ON Janus Henderson U.S. Low Volatility Portfolio changed its name to ON U.S. Low Volatility Portfolio. Additionally, its sub-adviser changed from Janus Henderson Investors US LLC to Intech Investment Management LLC.

●	On or about May 1, 2023: the Allspring VT Discovery Fund is changing its name to Allspring VT Discovery SMID Cap Growth Fund.

Form V-4826-UN

Important Information You Should Consider About the Contract

FEES AND EXPENSES
Charges for Early Withdrawal

If you withdraw money from your contract within 6 years following your last purchase payment, you will be assessed a surrender charge. The maximum surrender charge is 6% of the value withdrawn, during the first year, declining down to 0% over the 6 years. For example, if you make an early withdrawal within the first year, you could pay a withdrawal charge of up to $6,000 on a $100,000 withdrawal. During each contract year, you may withdraw not more than 10% of the Contract Value (as of the day of the first withdrawal made during that contract year) without a surrender charge.

Transaction Charges

In addition to surrender charges, you may also be charged for other transactions, such as when you transfer contract value between investment options more than 4 times per contract year, or for special requests (such as wire transfers or overnight mail).

Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.80%[1]	1.80%[1]
	2. Investment options (Fund fees and expenses)	0.34%[2]	1.80%[2]
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	N/A	N/A

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	LOWEST ANNUAL COST ESTIMATE: $1,861	HIGHEST ANNUAL COST ESTIMATE: $2,945

Assumes:

● Investment of $100,000 ● 5% annual appreciation

● Least expensive combination of contract classes and Fund fees and expenses

● No optional benefits

● No sales charges

● No additional purchase payments, transfers or withdrawals

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of contract classes, optional benefits, and Fund fees and expenses

● No sales charges

● No additional purchase payments, transfers or withdrawals

1	As a percentage of average Contract Value in the separate account.
2	As a percentage of average Fund net assets.

Form V-4826-UN

RISKS
Risk of Loss	You can lose money by investing in this contract.
Not a Short-Term Investment

This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

Surrender charges apply for 6 years following your last purchase payment. They will reduce the value of your contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the contract is more beneficial to investors with a long time horizon.

Risks Associated with Investment Options

An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.

Each investment option (including the Fixed Accumulation Account) has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Insurance Company Risks

Any obligations (including under the Fixed Accumulation Account), guarantees, and benefits of the contract are subject to the claims-paying ability of Ohio National Life. More information about Ohio National Life, including our financial strength ratings, is available upon request by calling us at 888.925.6446.

RESTRICTIONS
Investments

We reserve the right to charge $15 for each transfer when you transfer money between subaccounts in excess of 4 times in a contract year.

We reserve the right to limit transfers in circumstances of frequent or large transfers.

We reserve the right to remove, close or substitute Funds as investment options that are available under the contract.

Optional Benefits	N/A
TAXES
Tax Implications

Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.

Earnings on your contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.

CONFLICTS OF INTEREST
Investment Professional Compensation

Although the contracts are no longer offered for new sales, firms and their registered representatives that sold the contracts may still be paid for those sales. Your investment professional may receive compensation for having sold this contract to you in the form of commissions, service fees, additional cash benefits (e.g. bonuses), and non-cash compensation. Accordingly, investment professionals may have had a financial incentive to offer or recommend this contract over another investment.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.

Form V-4826-UN

Appendix A

Funds Available Under the Contract

The following is a list of Funds available under the contract, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Funds. You can find the prospectuses and other information about the Funds online at Ohionational.com/variableproducts. You can also request this information at no cost by calling 888.925.6446 or by sending an email request to AnnuityService@constellationinsurance.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Top Plus · Top 1 · Investar Vision/Top Spectrum · Top Tradition

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Corporate Bond	ON Bond Portfolio Adviser: Ohio National Investments, Inc.	0.61%	-15.19%	0.36%	1.72%
Allocation	ON BlackRock Balanced Allocation Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.55%	-18.41%	4.41%	9.49%
Large Cap Blend Equity	ON S&P 500® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.38%	-18.42%	9.01%	12.10%
Foreign Large Cap Blend Equity	ON BlackRock Advantage International Equity Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.89%	-13.47%	1.86%	2.91%
Large Cap Growth Equity	ON Janus Henderson Forty Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Janus Henderson Investors US LLC	0.85%	-33.92%	9.13%	12.49%
Mid Cap Growth Equity	ON AB Mid Cap Core Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.88%	-23.31%	7.12%	9.83%
High Yield Bond	ON Federated High Income Bond Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Federated Investment Management Company	0.84%	-11.43%	1.96%	3.70%
Fixed Income	ON Federated Core Plus Bond Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Federated Investment Management Company	0.57%	-12.78%	N/A	N/A
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Value Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.73%	-8.97%	5.25%	8.81%
Small Cap Growth Equity	ON AB Small Cap Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.85%	-28.73%	4.47%	10.17%
Large Cap Growth Equity	ON Nasdaq-100® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.43%	-32.57%	11.92%	15.90%
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Core Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%	-19.56%	5.89%	12.10%

Form V-4826-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Small Cap Growth Equity	ON BlackRock Advantage Small Cap Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.86%	-26.12%	5.59%	9.09%
Small Cap Growth Equity	ON S&P MidCap 400® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.42%	-13.40%	6.27%	9.31%
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.75%	-32.56%	6.20%	11.98%
Allocation	ON iShares Managed Risk Balanced Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%	-15.84%	N/A	N/A
Allocation	ON iShares Managed Risk Moderate Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%	N/A	N/A	N/A
Allocation	ON iShares Managed Risk Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.70%	N/A	N/A	N/A
Large Cap Blend Equity	ON U.S. Low Volatility Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Intech Investment Management LLC	0.61%	-7.33%	N/A	N/A
Allocation	ON Risk Managed Balanced Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.88%	-22.62%	6.20%	N/A
Allocation	AB VPS Global Risk Allocation-Moderate Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	0.79%*	-14.07%	1.94%	N/A
Foreign Large Cap Growth Equity	Invesco V.I. EQV International Equity Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.16%	-18.50%	1.26%	4.15%
Allocation	Invesco V.I. Balanced-Risk Allocation Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.13%*	-14.52%	1.94%	3.29%
Large Cap Blend Equity	Appreciation Portfolio (Service Shares) Adviser: BNY Mellon Investment Adviser, Inc.	1.08%	-18.25%	10.03%	10.82%
Mid Cap Growth Equity	Federated Hermes Kaufmann Fund II (Service Shares) Adviser: Federated Equity Management Company of Pennsylvania Subadviser: Federated Global Investment Management Corp.	1.80%	-30.26%	4.85%	10.53%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.86%	-14.97%	5.68%	9.69%
Large Cap Growth Equity	Fidelity® VIP Growth Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.86%	-24.64%	12.14%	14.52%
Money Market	Fidelity® VIP Government Money Market Portfolio (Service Class) Adviser: Fidelity Management & Research Company LLC Subadviser: Fidelity Investments Money Management, Inc.	0.34%	0.80%	0.91%	0.53%

Form V-4826-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Large Cap Value Equity	Fidelity® VIP Equity-Income Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.76%	-5.25%	7.88%	9.91%
Real Estate Equity	Fidelity® VIP Real Estate Portfolio (Service Class 2) Adviser: Fidelity SelectCo, LLC	0.89%	-27.69%	1.45%	4.85%
Allocation	Fidelity® VIP Target Volatility Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.73%*	-15.65%	2.81%	N/A
Allocation	Franklin VolSmart Allocation VIP Fund (Class 5) Adviser: Franklin Advisers, Inc.	0.90%*	-12.27%	5.73%	N/A
Allocation	Franklin Allocation VIP Fund (Class 4) Adviser: Franklin Advisers, Inc. Subadviser: Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, ClearBridge Investments, LLC, Brandywine Global Investment Management, LLC, Western Asset Management Company, LLC, Western Asset Management Company Limited	0.92%*	-16.19%	2.46%	5.44%
Allocation	Franklin Income VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.71%	-5.47%	4.30%	5.51%
Allocation	Franklin DynaTech VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.96%*	-39.96%	6.45%	9.88%
Allocation	Templeton Foreign VIP Fund (Class 2) Adviser: Templeton Investment Counsel, LLC	1.09%*	-7.61%	-1.97%	1.47%
Large Cap Value Equity	Goldman Sachs Large Cap Value Fund (Institutional Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.71%*	-6.37%	6.86%	9.40%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund (Institutional Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.57%*	-19.74%	7.48%	12.15%
Large Cap Blend Equity	Goldman Sachs Strategic Growth Fund (Institutional Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.75%*	-32.52%	9.17%	12.39%
Allocation	Goldman Sachs Trend Driven Allocation (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.97%*	-19.16%	0.92%	3.23%
Allocation	Delaware Ivy VIP Asset Strategy (Class II Shares) Adviser: Delaware Management Company Subadviser: Macquarie Funds Management Hong Kong Limited, Macquarie Investment Management Global Limited, Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited	0.87%*	-14.71%	4.32%	4.46%
Natural Resources Equity	Delaware Ivy VIP Natural Resources (Class II Shares) Adviser: Delaware Management Company Subadviser: Macquarie Funds Management Hong Kong Limited and Macquarie Investment Management Global Limited	1.25%	17.72%	1.98%	0.23%
Technology Equity	Delaware Ivy VIP Science and Technology (Class II Shares) Adviser: Delaware Management Company Subadviser: Macquarie Funds Management Hong Kong Limited and Macquarie Investment Management Global Limited	1.17%	-32.12%	8.43%	12.13%

Form V-4826-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Large Cap Growth Equity	Janus Henderson Research Portfolio (Service Shares)(2) Adviser: Janus Henderson Investors US LLC	0.81%	-30.06%	7.90%	11.16%
Foreign Large Cap Blend Equity	Janus Henderson Overseas Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	1.14%	-8.84%	5.20%	3.72%
World Large Cap Equity	Janus Henderson Global Research Portfolio (Service Shares)(2) Adviser: Janus Henderson Investors US LLC	0.89%	-19.61%	6.29%	8.88%
Allocation	Janus Henderson Balanced Portfolio (Service Shares)(2) Adviser: Janus Henderson Investors US LLC	0.86%	-16.62%	6.42%	8.16%
Large Cap Growth Equity	Janus Henderson Research Portfolio (Institutional Shares)(2) Adviser: Janus Henderson Investors US LLC	0.56%	-29.89%	8.17%	11.44%
World Large Cap Equity	Janus Henderson Global Research Portfolio (Institutional Shares)(2) Adviser: Janus Henderson Investors US LLC	0.64%	-19.41%	6.55%	9.15%
Allocation	Janus Henderson Balanced Portfolio (Institutional Shares)(2) Adviser: Janus Henderson Investors US LLC	0.62%	-16.40%	6.69%	8.43%
Intermediate Core-Plus Bond	Janus Henderson Flexible Bond Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.82%*	-13.90%	0.25%	1.10%
Mid Cap Value Equity	LVIP JPMorgan Mid Cap Value Fund (Standard Shares)(1) Adviser: Lincoln Investment Advisors Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.73%	-8.16%	6.00%	9.98%
Small Cap Blend Equity	LVIP JPMorgan Small Cap Core Fund (Standard Shares)(1) Adviser: Lincoln Investment Advisors Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.76%	-19.35%	4.07%	9.59%
Small Cap Blend Equity	Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.15%*	-15.52%	4.04%	8.94%
Emerging Markets Equity	Lazard Retirement Emerging Markets Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.38%	-15.12%	-3.19%	-0.12%
Foreign Large Cap Blend Equity	Lazard Retirement International Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.11%*	-15.01%	0.28%	3.41%
Allocation	Lazard Retirement Global Dynamic Multi-Asset Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.05%*	-17.38%	0.52%	4.55%
Large Cap Blend Equity	ClearBridge Variable Dividend Strategy Portfolio (Class I Shares) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.74%	-8.10%	9.45%	11.42%
Large Cap Value Equity	ClearBridge Variable Large Cap Value Portfolio (Class I Shares) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	-6.43%	7.86%	10.53%

Form V-4826-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Intermediate Core-Plus Bond	Western Asset Core Plus VIT Portfolio (Class II Shares) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: Western Asset Management Company, LLC, Western Asset Management Company Limited in London, Western Asset Management Company Pte Ltd in Singapore Western Asset Management Company Ltd in Japan	0.76%	-17.28%	-0.80%	1.47%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series (Service Class) Adviser: Massachusetts Financial Services Company	1.05%*	-28.79%	9.03%	12.25%
Small Cap Growth Equity	MFS® New Discovery Series (Service Class) Adviser: Massachusetts Financial Services Company	1.12%*	-29.99%	7.53%	9.71%
Allocation	MFS® Total Return Series (Service Class) Adviser: Massachusetts Financial Services Company	0.86%*	-9.84%	4.91%	7.07%
Large Cap Growth Equity	MFS® Massachusetts Investors Growth Stock Portfolio (Service Class) Adviser: Massachusetts Financial Services Company	0.98%*	-19.45%	11.67%	13.01%
Real Cap Growth Equity	Morgan Stanley VIF U.S. Real Estate Portfolio (Class II Shares)(3) Adviser: Morgan Stanley Investment Management Inc.	1.07%*	-27.22%	-1.68%	3.06%
Large Cap Growth Equity	Morgan Stanley VIF Growth Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	0.82%*	-60.16%	3.99%	11.57%
Real Cap Growth Equity	Morgan Stanley VIF U.S. Real Estate Portfolio (Class I Shares)(3) Adviser: Morgan Stanley Investment Management Inc.	0.82%*	-27.05%	-1.43%	3.32%
Mid Cap Growth Equity	AMT Mid Cap Intrinsic Value Portfolio (S Class Shares) Adviser: Neuberger Berman Investment Advisers LLC	1.25%*	-9.95%	2.67%	8.14%
Inflation Protected Bond	PIMCO Real Return Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.77%	-11.90%	1.96%	0.90%
Global Bond	PIMCO Global Bond Opportunities Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.96%	-11.00%	-0.92%	-0.31%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	1.29%*	8.61%	7.03%	-1.56%
Short Term Bond	PIMCO Low Duration Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.67%	-5.47%	0.08%	0.42%
Large Cap Growth Equity	PSF PGIM Jennison Growth Portfolio (Class II Shares)(1) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.02%	-37.85%	7.96%	12.64%
Large Cap Growth Equity	PSF PGIM Jennison Focused Blend Portfolio (Class II Shares)(1) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.26%	-26.04%	6.32%	10.06%
Small Cap Value Equity	Royce Small-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.15%	-9.20%	3.39%	6.33%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.16%	-22.43%	6.30%	5.73%

Form V-4826-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Large Cap Blend Equity	Calvert VP S&P 500 Index Portfolio Adviser: Calvert Research and Management Subadviser: Ameritas Investment Partners, Inc. (Available before May 1, 2014)	0.28%*	-18.34%	9.12%	12.19%
Mid-Cap Growth	Allspring VT Discovery SMID Cap Growth Fund (Class 2) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC (Available before May 1, 2007)	1.15%*	-37.85%	4.40%	9.38%
Large Growth	Allspring VT Opportunity Fund (Class 2) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC (Available before May 1, 2007)	1.00%*	-20.81%	7.86%	10.68%

(1)	Available only in contracts with value allocated to this Fund as of May 1, 2023.
(2)	Service shares for contracts applied for on or after May 1, 2000. Institutional Shares for contracts applied for before May 1, 2000.
(3)	Class II shares for contracts applied for on or after May 1, 2003. Class I shares for contracts applied for before May 1, 2003.

*	Annual expenses reflect temporary fee reductions.

Annual Payment Combination Variable Annuity · Flexible Premium Combination Annuity

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Core Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%	-19.56%	5.89%	12.10%

Form V-4826-UN

You may request other information about this contract and make investor inquiries by calling us at 888.925.6446. Reports and other information about Ohio National Variable Accounts A and B are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract ID No.: C000021577; C000021579; C000021580; C000021570; C000021571; C000021572; C000021581; C000021582; C000021583; C000021584; C000021585

Form V-4826-UN

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